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The Board of Directors
dreamlife, inc.:


We consent to incorporation by reference in the registration statement (No. 333-94083) on Form S-3 of dreamlife, inc. (formerly GHS, Inc.) of our report dated March 7, 2000, relating to the balance sheet of dreamlife, inc. as of December 31, 1999, and the related statements of operations, stockholders' equity and cash flows for the period April 21, 1999 (date of inception) to December 31, 1999, which report appears in the December 31, 1999 annual report on Form 10-K of dreamlife, inc.


Our report dated March 7, 2000, contains an explanatory paragraph that states that the Company has not generated revenues and has incurred losses from development stage activities, which raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of that uncertainty.


                                                       /s/ KPMG LLP


New York, New York
March 29, 2000